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Exhibit 99.3

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is management's discussion and analysis ("MD&A") of DragonWave Inc.'s consolidated results of operations and financial condition for the three months ended May 31, 2013. This MD&A is dated July 10, 2013 and should be read in conjunction with our unaudited consolidated interim financial statements and corresponding notes for the three months ended May 31, 2013 and the Annual Information Form for the year ended February 28, 2013 (the "AIF") which is available at www.sedar.com (SEDAR) and at www.sec.gov/edgar/searchedgar/companysearch.html (EDGAR) as an exhibit to our Annual Report on Form 40-F for the year ended February 28, 2013.

        The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP) and are reported in US dollars ("USD"). The information contained herein is dated as of July 10, 2013 and is current to that date, unless otherwise stated. Our fiscal year commences March 1 of each year and ends on the last day of February of the following year.

        In this document, "we", "us", "our", "Company" and "DragonWave" all refer to DragonWave Inc. collectively with its direct and indirect subsidiaries. The content of this MD&A has been approved by our Board of Directors, on the recommendation of its Audit Committee.

        Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in USD.

Forward-Looking Statements

        This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and US securities laws. All statements in this MD&A, other than statements that are reporting results or statements of historical fact, are forward-looking statements which involve assumptions and describe our future plans, strategies and expectations. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations of these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding: our strategic plans and objectives; growth strategy; customer diversification and expansion initiatives; and our expectations with respect to the results of the acquisition by us of the microwave transport business of Nokia Siemens Networks. There can be no assurance that forward-looking statements will prove to be accurate and actual results or outcomes could differ materially from those expressed or implied in such statements. Important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements are discussed in this MD&A under the heading "Risks and Uncertainties". Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of this MD&A and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are made as of the date of this MD&A and we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent expressly required by law.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Risks and Uncertainties

        There can be no assurance that forward-looking statements will prove to be accurate and actual results and outcomes could differ materially from those expressed or implied in such statements. The following are some of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements:

  •
  our ability to successfully complete and integrate acquisitions of products or businesses, including the ongoing integration of Nokia Siemens Networks' microwave transport business, into our existing product lines and businesses and other risks associated with acquisitions;

  •
  our reliance on Nokia Siemens Networks and our ability to maintain and grow our relationship as a preferred strategic supplier to Nokia Siemens Networks;

  •
  our reliance on a small number of customers for a large percentage of revenue;

  •
  our ability to implement our ongoing program of operating cost reductions;

  •
  our dependence on the development and growth of the market for high-capacity wireless communications services;

  •
  intense competition from several competitors;

  •
  competition from indirect competitors;

  •
  our history of losses;

  •
  our dependence on our ability to develop new products and enhance existing products;

  •
  our ability to successfully manage growth;

  •
  our dependence on establishing and maintaining relationships with channel partners;

  •
  our dependence on our ability to manage our workforce and recruit and retain management and other qualified personnel;

  •
  quarterly revenue and operating results that are difficult to predict and can fluctuate substantially;

  •
  the impact that general economic weakness and volatility may be having on our customers;

  •
  disruption resulting from economic and geopolitical uncertainty;

  •
  currency fluctuations;

  •
  our exposure to credit risk for accounts receivable;

  •
  pressure on our pricing models from existing and potential customers and as a result of competition;

  •
  the allocation of radio spectrum and regulatory approvals for our products;

  •
  the ability of our customers to secure a license for applicable radio spectrum;

  •
  changes in government regulation or industry standards that may limit the potential market for our products;

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  our reliance on suppliers, including outsourced manufacturing, third party component suppliers and suppliers of outsourced services;

  •
  our ability to manage the risks related to increasingly complex engagements with channel partners and end-customers;

  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;

  •
  risks associated with software licensed by us;

  •
  a change in our tax status or assessment by domestic or foreign tax authorities;

  •
  a lengthy and variable sales cycle;

  •
  exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws;

  •
  product defects, product liability claims, and health and safety risks relating to wireless products;

  •
  risks associated with possible loss of our foreign private issuer status; and

  •
  risks and expenses associated with our common shares and being a public company.

        The risks and uncertainties listed above, and the impact of those risks and uncertainties materializing, may be materially increased by our acquisition of the microwave transport business of Nokia Siemens Networks. In particular, material risks and uncertainties include, without limitation:

  •
  reliance on Nokia Siemens Networks for a large percentage of our revenues;

  •
  the impact of supporting the Nokia Siemens Networks channel on our operating costs and margins, including increased cash requirements to fund acquired operations and the associated requirement to comply with debt financing covenants with our lenders (which should be understood in light of our history of losses noted above);

  •
  increased exposure to global currency fluctuations;

  •
  that expected synergies will not materialize;

  •
  that unexpected costs will be incurred to integrate the business; and

  •
  that end-customer demand will not meet expectations.

        Forward-looking statements relating to the acquisition and integration by us of the microwave transport business of Nokia Siemens Networks and our recently announced renewed operational framework with Nokia Siemens Networks are also based on certain assumptions, including the parties' beliefs regarding the industry and markets in which the parties operate and expectations regarding potential synergies and prospects for the business going forward. Other risks relating to Nokia Siemens Networks, identified by Nokia Corporation, its controlling parent, are set out in Nokia Corporation's annual report on Form 20-F for the year ended December 31, 2012 under item 3D "Risk Factors".

        Also see the discussion under "Liquidity and Capital Resources—Liquidity Discussion" in this MD&A, as well as the discussion under "Risk Factors" contained in our most recently filed Annual Information Form. Although we have attempted to identify important factors that could cause our actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Ongoing global economic uncertainty could impact forward-looking statements contained in this MD&A in an unpredictable and possibly detrimental manner. In light of these risks, uncertainties and assumptions, the forward-looking events described in this MD&A might not occur or might not occur when stated.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED FINANCIAL INFORMATION:

	Three Months Ended
	May 31, 2013	May 31, 2012	May 31, 2011
REVENUE	24,532	12,974	11,049
Cost of sales	21,712	8,841	6,405

Gross profit	2,820	4,133	4,644

	11%	32%	42%
EXPENSES
Research and development	5,302	4,399	6,266
Selling and marketing	3,382	3,658	4,080
General and administrative	4,748	5,270	3,963
Government assistance	—	—	(350)

	13,432	13,327	13,959

Income (loss) before other items	(10,612)	(9,194)	(9,315)
Amortization of intangible assets	(559)	(542)	(587)
Accretion expense	(65)	(22)	(276)
Restructuring expense	—	(798)	—
Interest income/(expense)	(538)	29	84
Investment gain/(loss)	—	—	39
Impairment of intangible assets	—	(2,869)	—
Gain on change in estimate	—	1,190	—
Gain on contact amendment	5,285	—	—
Foreign exchange gain (loss)	(98)	(1,003)	120

Net Income (Loss) befire income taxes	(6,587)	(13,209)	(9,935)
Income tax expense (recovery)	92	(572)	9

Net Income (Loss)	(6,679)	(12,637)	(9,944)
Net Loss Attributable to Non-Controlling Interest	54	58	54

Net Income (Loss) applicable to shareholders	(6,625)	(12,579)	(9,890)

Basic income (loss) per share	(0.17)	(0.35)	(0.28)
Diluted income (loss) per share	(0.17)	(0.35)	(0.28)
Basic weighted average shares outstanding	38,059,919	35,931,347	35,429,049
Diluted weighted average shares outstanding	38,059,919	35,931,347	35,429,049

        The changes in the results between fiscal years 2013, 2012 and 2011 can be attributed to a number of factors including:

  1)
  The revenue growth between fiscal year 2014 and fiscal year 2012 and 2011 is attributable to our new strategic partnership with Nokia Siemens Networks ("NSN") and the related business volumes resulting from this arrangement.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  2)
  Gross profit was negatively impacted in fiscal year 2014 by the predominance of Original Equipment Manufacturer (OEM) related revenue which has higher volume discounts and therefore lower prices than sales through other channels.

  3)
  Operating expenses were similar to prior years, but now include an expanded R&D team located in Shanghai acquired as a result of the NSN transaction.

Consolidated Balance Sheet Data:

	As at May 31 2013	As at February 28, 2013
Assets:
Cash and cash equivalents	22,044	22,959
Restricted cash	1,308	—

Cash	23,352	22,959

Trade receivables	18,917	35,452
Inventory	35,258	32,722
Contingent receivable	—	13,843
Other Assets	5,272	6,146

Total Current Assets	82,799	111,122

Long Term Assets	21,455	23,872

Total Assets	104,254	134,994

Liabilities:
Accounts Payable & Accrued Liabilities	34,783	56,962
Debt facility	15,000	15,000
Other Short Term Liabilities	3,466	4,671

Total Short Term Liabilities	53,249	76,633

Long Term Liabilities	1,674	2,753

Total Liabilities	54,923	79,386

Total Equity	49,331	55,608

Total Liabilities and Shareholder's equity	104,254	134,994

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

        The following table sets out selected financial information for each of our most recent eight fiscal quarters. In the opinion of management, this information has been prepared on the same basis as our audited consolidated financial statements, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with our consolidated financial statements and related notes thereto.

        Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results relate to the project nature of the network installations of our end-customers. In addition, results may vary as a result of the timing of staffing, infrastructure additions required to support growth, and material costs required to support design initiatives. Operating results may not follow past trends for other reasons, including the repercussions of our strategic decisions with respect to, among other things, acquisitions of complementary products or businesses.

	FY12			FY13				FY14
	Aug 31 2011	Nov 30 2011	Feb 29 2012	May 31 2012	Aug 31 2012	Nov 30 2012	Feb 28 2013	May 31 2013

Revenue	13,627	11,830	9,150	12,974	44,157	38,452	28,294	24,532
Gross Profit	5,775	4,838	1,144	4,133	6,743	7,138	1,487	2,820
Gross Profit %	42%	41%	13%	32%	15%	19%	5%	11%
Operating Expenses	13,384	13,893	13,720	13,327	25,009	19,922	18,451	13,432
Income (loss) before other items	(7,609)	(9,055)	(12,576)	(9,194)	(18,266)	(12,784)	(16,964)	(10,612)
Net income (loss) for the period	(2,279)	(8,058)	(13,415)	(12,637)	(1,172)	(13,936)	(27,262)	(6,679)
Net income (loss) per share
Basic	(0.06)	(0.23)	(0.38)	(0.35)	(0.03)	(0.36)	(0.71)	(0.17)
Diluted	(0.06)	(0.23)	(0.38)	(0.35)	(0.03)	(0.36)	(0.71)	(0.17)
Weighted average number of shares outstanding
Basic	35,494,976	35,542,247	35,573,810	35,931,347	37,992,859	38,033,222	38,043,594	38,059,919
Diluted	35,494,976	35,542,247	35,573,810	35,931,347	37,992,859	38,033,222	38,043,594	38,059,919
Total Assets	145,948	134,128	120,121	109,616	164,099	152,433	134,994	104,254

Overview

        DragonWave is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is mobile network backhaul. Additional applications include leased line replacement, last mile fiber extension and enterprise networks.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Key points on our results of operations for the first quarter May 31, 2013 when comparing those results to the same period in the previous fiscal year include the following:

  •
  When compared to the same quarter in the previous fiscal year, revenue increased by $11.6 million. The primary factors contributing to the revenue changes are:

  •
  Our acquisition of NSN's microwave transport business on June 1, 2012 through NSN (first quarter increase—$13.8 million)

  •
  Japanese network build—sold through an OEM relationship decreased by $0.7 million

  •
  Decreases in sales of our Fusion product line (designed in Israel) accounted for a further $0.7 million; while other changes across a variety of customers decreased by $0.8 million

  •
  Gross profit percentage decreased to 11% in the first quarter of fiscal year 2014 from 32% in the first quarter in the previous fiscal year. The decrease is the result of the significant change in customer mix from direct sales in the prior year to large OEM sales in the current year.

  •
  Operating expenses decreased by $0.3 million in the first quarter of fiscal year 2014 when compared to the same period in the previous fiscal year. While spending has not changed significantly, the location of the resources have. This change followed restructuring in Canada and Israel. The largest R&D design centre is now located in Shanghai, PRC. Operating expenses decreased $5.1 million between the fourth quarter of fiscal 2013 and the first quarter of fiscal 2014.

Changes in Operating Expenses

A comparison to the previous quarter

USD
Spending in Q1 FY2014	13.4
Spending in Q4 FY2013	18.5

(5.1)

Key Drivers:
NSN Services Agreements	(4.1)
Software and Material Spending	(0.5)
Travel & Living	(0.1)
Professional Fees	(0.1)
Other	(0.3)

(5.1)

  •
  The results of operations include a gain on contract amendment of $5.3 million associated with revised contract terms with NSN. A more thorough discussion of this gain is included below.

  •
  Other items affecting our fourth quarter included a $0.5 million amortization of an intangible asset charge and a $0.1 million accretion expense related to balances created at the time of the NSN

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

    acquisition. In addition, the results of operations include a $0.5 million interest expense on our line of credit.

  •
  As a result of the factors described above, we incurred a net loss applicable to shareholders of $6.6 million in the three months ended May 31, 2013.

  •
  Cash (including cash and cash equivalents, and restricted cash) increased by $0.4 million when compared to the Cash balance at February 28, 2013.

Our Priorities

        Our predominant focus is on achieving cash flow break even, and ensuring the successful integration of the microwave transport business we acquired from NSN.

  Acquisition of NSN's Microwave Transport Business

        On June 1, 2012 we announced the closing of the acquisition of Nokia Siemens Networks' microwave transport business, including its associated operational support system (OSS) and related support functions. The acquisition was effected pursuant to the Amended and Restated Master Acquisition Agreement between DragonWave Inc., its wholly-owned subsidiary DragonWave S.a r.l and Nokia Siemens Networks dated May 3, 2012.

        On April 10, 2013, we announced changes to our existing operational framework with NSN. In line with the renewed framework, we will continue to be the preferred, strategic supplier to NSN of packet microwave and related products, and the companies will jointly coordinate technology development activities.

        The original purchase price for the acquisition of NSN's microwave transport business included a contingent receivable based on business performance in the eighteen months following closing. Under the terms of the renewed framework, NSN paid $13.8 million to us on April 12, 2013 which settled the balance of our contingent receivable.

        NSN also took on additional commitments and costs so that we can continue to develop and supply microwave products. The Italian services agreement, pursuant to which NSN has provided research & development and certain other services to DragonWave since June 1, 2012, was terminated. As a result, we were able to reduce our accounts payable by $13.3 million. We also eliminated the capital assets and the corresponding capital lease obligation associated with the Italian operations. Finally, we recorded a termination fee of $8.7 million to be paid in several tranches over the balance of fiscal year 2014.

        The net impact of these items results in a gain of $5.3 million to be recognized in the statement of operations in the first quarter of fiscal year 2014.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Gain on Contract Amendment Calculation:

USD
Reduction in accounts payable balance	(13.3)
Reduction in capital assets	0.6
Elimination of the capital lease obligation	(1.3)
Recognition of the termination fee	8.7

Gain on Contract Amendment	(5.3)

        Overdue balances recorded in accounts receivable and payable as at February 28, 2013 between the two companies were settled in the amount of $19.4 million and $13.8 million respectively.

  Debt Facility

        We have established a long term credit facility with Comerica Bank and Export Development Canada. As at May 31, 2013, this asset based credit facility was for a total of $20.0 million plus $2.5 million for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. As at May 31, 2013, we had drawn $15.0 million on the facility.

        As at February 28, 2013, we were in breach of one of the covenants then in place on the facility. However, we obtained a waiver of the breach from our lenders for a period through May 31, 2013, which eliminated any acceleration of repayment of our obligation. Concurrent with the receipt of the waiver we revised the terms of the credit facility, as noted above, and as at May 31, 2013 we are in compliance with the revised covenants.

        The credit facility matures on May 31, 2014 and is secured by a first priority charge on all of the assets of DragonWave and its principal direct and indirect subsidiaries. Borrowing options under the credit facility include US dollar, Canadian dollar and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and will be amortized over the two year term of the facility. During the three months ended May 31, 2013 the weighted average debt outstanding was $15.0 million (three months ended May 31, 2012—nil) and we recognized $0.5 million in interest expense related to the debt facility (three months ended May 31, 2012—nil).

  Sale of DragonWave Networks Ltd.—(formerly Axerra Networks, Inc.)

        On January 22, 2013 we sold all of our shares of DragonWave Networks Ltd ("DWL"), our former wholly owned subsidiary incorporated in Israel. The shares were sold for a nominal amount. Under the share purchase agreement, we have a liability to pay certain future obligations and as at May 31, 2013 we have recorded a discounted liability of $0.6 million (February 28, 2013—$1.0 million). The maximum potential liability for us, as at May 31, 2013 is $1.1 million (February 28, 2013—$1.3 million). Also, under

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

the terms of a supply and services agreement, we have an opportunity to earn an additional $5.3 million (February 28, 2013—$5.3 million) based on business performance subsequent to the disposition for which we have recorded a receivable of $0.6 million (February 28, 2013—$0.6 million). This value represents our estimate of the amounts to be collected based on the discounted forecasted future cash inflows.

  Sales Expansion through Partnerships

        We continue to believe strongly that our growth will come through relationships with partners in a variety of regions throughout the world. This includes India where our 50.1% owned company, DragonWave-HFCL, is active in pursuing regional opportunities. We continue to be optimistic about India's potential.

        Recently, our Peruvian-based sales partner, Electrodata, announced the ongoing deployment of over 200 new DragonWave Horizon links as part of regional service provider Olo's expansion plans.

        In the United States, DragonWave is working closely with our customer base to position ourselves as a viable partner for future planned network expansions in that country.

  R&D Focus

        Our R&D resources are working on innovative solutions for our next generation of products. New product directions include our recent announcement of the addition of our Avenue product line and complementary e-band solutions to the Cisco(R) Small Cell Wireless Backhaul Ecosystem. This ecosystem pairs the Cisco ASR 901 Series Aggregation Services Routers with wireless backhaul vendors that offer products with proven interoperability through active deployments by service providers around the world.

Non-GAAP Performances Measures

        This MD&A contains certain information that is not consistent with financial measures prescribed under GAAP. We use earnings before interest, taxes, depreciation and amortization ("EBITDA") as this measure allows management to evaluate our operational performance and the performance of our assets. EBITDA does not have any standardized meaning prescribed by GAAP, and is not designed to replace other measures of financial performance or the statement of cash flows as an indicator of liquid assets. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We use this non-GAAP measure because it provides additional information on our existing and active commercial operations performance.

        Adjusted EBITDA corresponds to EBITDA as defined above less elements that are non-cash in nature. We believe that this metric is necessary in order to isolate the commercial operations from certain non-cash costs. Consistent improvement in adjusted EBITDA is one of management's primary objectives. These measures are used by us because we believe they provide useful information regarding performance.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

The definitions of the measures that we adopted may differ from those of other businesses. We calculate EBITDA and adjusted EBITDA consistently over each fiscal period.

Three Months Ended May 31, 2013
Summarized US GAAP Income Statement
Revenue	24,532
Cost of Sales	21,712

Gross Margin	2,820
Operating Expenses	13,432
Other Gains/Losses	(3,933)

Net Income (loss)	(6,679)
Reconciliation to Non-GAAP Measures
Net Income, under US GAAP	(6,679)
Interest expense	538
Tax expense	92
Depreciation of fixed assets	1,526
Amortization of intangible assets	559

EBITDA	(3,964)
Non-Cash and Normalizing Adjustments:
Stock option expenses	315
Impairment of intangible assets	—
Gain on contract amendment	(5,285)
Accretion expense	65
Inventory provision	99

Adjusted EBITDA	(8,770)

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Revenue and Expenses

  Revenue

        We consider that we have one reportable segment, namely, broadband wireless backhaul equipment. This has not changed as a result of the acquisition of NSN's microwave transport business. The vast majority of our sales come from the shipment of equipment (as opposed to services or software) either through direct sales, sales to distributors, or through OEMs.

        We also analyze our sales according to geographic region and target product development and sales strategies to meet the special requirements of each region. The four main geographic regions that we examine are North America, Europe/Middle East & Africa ("EMEA"), India, and the Rest of the World ("ROW"). At present, we ship to a warehouse location for NSN in the Netherlands, and not to end customer sites, and therefore it is difficult to determine accurately a geographic split for the revenue related to this new sales channel.

	For the three months ended
	May 31, 2013		May 31, 2012
	$	%	$	%
North America	7,479	30%	10,059	78%
Europe, Middle East and Africa	2,747	11%	1,505	12%
India	1,265	5%	—	0%
NSN Microwave Transport Business	12,499	51%	—	0%
Rest of World	542	2%	1,410	11%

Total	24,532	100%	12,974	100%

  Cost of Sales and Expenses

        A large component of our cost of sales is the cost of product purchased from outsourced manufacturers. Final test and assembly for the links sold by us is carried on both at our premises and at the premises of our contract manufacturers. Additional costs for logistics and warranty activities are included in cost of sales. We use the services of a number of outsourced contract manufacturers with locations in Germany, China and Malaysia.

        R&D costs relate mainly to the compensation of our engineering group and the material consumption associated with prototyping activities.

        Selling and marketing expenses include the remuneration of sales staff, travel and trade show activities and customer support services.

        General and administrative expenses ("G&A") relate to the remuneration of related personnel, professional fees associated with tax, accounting and legal advice, and insurance costs.

        Occupancy and information systems costs are related to our leasing costs and communications networks and are accumulated and allocated, based on headcount, to all functional areas in our business.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

We continue to lease premises from a real estate company controlled by an individual who was a member of the Board of Directors until June 12, 2012. On June 12, 2012, following our Annual General Meeting of shareholders, that director ceased to be a member of the Board but our lease continues to remain in effect. Our management believes the terms of the lease reflect fair market terms and payment provisions.

Comparison of the three months ended May 31, 2013 and May 31, 2012

Revenue

For the three months ended
May 31, 2013	May 31, 2012
$	$
24,532	12,974

        The business we acquired from NSN is the largest single driver for the change in revenue in the three months ended May 31, 2013 compared to the same period in the previous fiscal year. We also saw positive and negative variances related to project based deployments to resellers located in Europe and the United States.

$ US
Revenue—Three months ended May 31, 2012	12,974
Variances:
New Global NSN Strategic Relationship	12,499
Sales in India through NSN	1,265
European based Reseller/Integrator	1,197
US Based Reseller/Integrator	(1,395)
Tier 1 Operator located in Japan serviced through an OEM	(737)
Direct sales of our Fusion product line	(696)
Other	(575)

Revenue—Three months ended May 31, 2013	24,532

Gross Profit

	For the three months ended
	May 31, 2013	May 31, 2012	Variance
Gross Margin Dollars	2,803	4,133	(1,330)
Gross Margin Percentage	11.4%	31.9%	(21%	)

        The lower gross profit percentage in the first quarter of fiscal 2014 compared to the same period in the previous year relates primarily to the shift in the percentage of sales through OEM channels which have lower pricing compared to direct sales. Sales through OEM channels accounted for approximately 69% of our total sales for the quarter (compared to less than 32% in the same quarter in the previous fiscal

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

year). The focus on OEM partnerships and distributors as the chosen path to increase volume will continue to place downward pressure on gross margin. Downward pressure on margins was seen in the current fiscal quarter as we continued our migration of contract manufacturers away from NSN-managed manufacturing plants to independent contract manufacturers. We expect to see these pressures continue in the next two fiscal quarters at decreasing rates. We are also working on logistical improvements to reduce our overhead costs incurred during order fulfillment.

Expenses

Research and Development

Three Months Ended
May 31, 2013	May 31, 2012	Variance
$	$	$
5,302	4,399	903

        The R&D expense profile has changed significantly year over year as a result of the acquisition of our NSN microwave transport business, as well as the restructuring and cost reduction activities we have undertaken to reduce the overall cost base.

Changes to R&D Expense in USD Millions:

Q1 FY2014 vs. Q1 FY2013
Cost of Shanghai Design Center which was not yet opened in Q1 FY2013	2.3
Israel design centre was open in Q1 FY2013 but not in Q1 FY2014	(1.0)
Higher depreciation on equipment purchased through the NSN acquisition	0.8
Lower compensation related spending in the Ottawa design centre corresponding to restructuring in June and September of FY2013	(0.9)
Lower material, equipment rental and certification costs in the Ottawa design centre	(0.4)
Higher software costs & other	0.1

0.9

Sales and Marketing

Three Months Ended
May 31, 2013	May 31, 2012	Variance
$	$	$
3,382	3,658	(276)

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Sales and marketing ("S&M") expenses decreased as a result of staff changes and reductions and the efforts expended by these groups to reduce spending.

Changes to S&M expense in USD Millions:

Q1 FY2014 vs. Q1 FY2013
Closure of the Israeli sales office	(0.1)
Travel & Living costs are lower which is consistent with our cost reduction initiatives	(0.1)
Commission expenses—a change in the commission plans to align to the increase in OEM business has resulted in a lower commission expense	(0.1)
Compensation related spending for sales and customer service teams	(0.1)
Material spending for customer demos & other	0.1

(0.3)

General and Administrative

Three Months Ended
May 31, 2013	May 31, 2012	Variance
$	$	$
4,748	5,270	(522)

        G&A expenses include the costs of the operations organization not charged directly to cost of goods sold ("COGS") or inventory. These costs include senior supply management staff, and contract manufacturing specialists who have been working to set up new contract manufacturing processes and relationships. Our acquisition of the NSN microwave transport business continues to have a significant impact on the G&A expense category, as a result of acquisition-related expenses including outside professional services and travel.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Changes to G&A Expenses in USD Millions

Q1 FY2014 vs. Q1 FY2013
Compensation related spending is lower due to decreases in executive management and operations staff	(0.8)
Lower legal fees—these professional costs were high in Q1 FY2013 as DragonWave approached closing the NSN acquisition	(0.4)
Closure of DragonWave's office in Israel	(0.3)
Lower travel costs	(0.2)
Higher costs associated with outsourcing repair centre & other work	0.1
New Israeli branch to support the global IT infrastructure	0.2
Costs to establish new contract manufacturers, and for new warehousing capabilities in Europe	0.9

(0.5)

Amortization of Intangible Assets

	Three Months Ended
	May 31, 2013	May 31, 2012	Variance
	$	$	$
Amortization of Axerra acquisition related balances	—	280	(280)
Amortization of NSN—favourable AR terms	250	—	250
Amortization of computer software & infrastructure software	309	262	47

	559	542	17

        The amortization of technology and customer relationships acquired as part of our acquisition of DragonWave Networks Ltd. (formerly known as Axerra Networks Ltd.), and related Office of the Chief Scientist of the Ministry of Industry and Trade in Israel ("OCS") liability ended with the write off of DragonWave Networks Ltd. acquisition related intangibles on August 31, 2012. As a result, there were no expenses associated with the amortization of these balances in fiscal year 2014. The only remaining intangible asset associated with the NSN acquisition is the asset associated with the favourable accounts receivable terms negotiated in the contract. Amortization of computer software and infrastructure software has grown modestly over the past year with new software purchases.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Accretion (Expense)

Three Months Ended
May 31, 2013	May 31, 2012	Variance
$	$	$
(65)	(22)	(43)

        The accretion expense in the three months ended May 31, 2012 related primarily to the accretion of the OCS liability. The value of the OCS liability was reduced to zero at August 31, 2012. A small accretion expense was recognized in the three months ended May 31, 2013 associated with balances which arose on the acquisition of the NSN microwave transport business related balances.

Restructuring Expense

Three Months Ended
May 31, 2013	May 31, 2012	Variance
$	$	$
0	(798)	798

        The restructuring expenses in fiscal 2013 related to the announcement in June 2012 of the elimination of approximately 68 positions across all functions primarily in Canada and Israel. We will continue to assess the need to adjust the size and composition of our workforce.

Interest Expense

Three Months Ended
May 31, 2013	May 31, 2012	Variance
$	$	$
(538)	29	(567)

        On June 4, 2012, in concert with our acquisition of the NSN microwave transport business, we borrowed against our credit facility with Comerica Bank and Export Development Canada. As of the date of this MD&A, $15.0 million is outstanding on the line. Through the first quarter of fiscal year 2013 there was no interest expense because there was nothing outstanding on the line of credit during that period. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Impairment of Intangible Assets and Gain on Change in Estimates

	Three Months Ended
	May 31, 2013	May 31, 2012	Variance
	$	$	$
Impairment of intangible assets	—	(2,869)	2,869
Gain on change in estimate	—	1,190	(1,190)

  Impairment of Intangible Assets:

        During the three months ended May 31, 2012, we performed an analysis of our intangible assets in order to determine whether the carrying value of those assets exceeded the estimated future cash flows expected to result from their use or disposition. Based upon this analysis, we wrote the assets down to their fair value and recorded a corresponding impairment charge of $2.9 million during for the three months ended May 31, 2012.

  Gain on Change in Estimate

        During the three months ended May 31, 2012 we adjusted the contingent royalty liability based on a change in estimate. A corresponding gain was made to recognize the change in estimate at that time.

        All intangible assets associated with DragonWave Networks Ltd. (formerly known as Axerra Networks Ltd.) were written off in their entirety by August 31, 2012.

Gain on Contract Amendment

Three Months Ended
May 31, 2013	May 31, 2012	Variance
$	$	$
5,285	—	5,285

(USD)
Reduction in accounts payable balance	(13.3)
Reduction in capital assets	0.6
Elimination of the capital lease obligation	(1.3)
Recognition of the termination fee	8.7

Gain on Contract Amendment	(5.3)

        Under the terms of the renewed framework with NSN announced on April 10, 2013, the Italian services agreement, pursuant to which NSN provided research and development and certain other services to DragonWave since June 1, 2012, was terminated. As a result we reduced accounts payable by $13.3 million. Capital assets with a net book value of $0.6 million and the corresponding capital lease

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

obligation associated with the Italian operations in the amount of $1.3 million were also eliminated. We also recorded a liability for a termination fee of $8.7 million to be paid in several tranches over the balance of fiscal year 2014. The net impact of these items resulted in a gain of $5.3 million in the statement of operations in the three months ended May 31, 2013.

Foreign Exchange Gain (Loss)

Three Months Ended
May 31, 2013	May 31, 2012	Variance
$	$	$
(98)	(1,003)	905

        The foreign exchange balance for the three months ended May 31, 2013 is driven by the valuation of our foreign denominated monetary balances. In the three month period ended May 31, 2012, the balance of monetary accounts denominated in Euro was more significant at a time when the value of the Euro relative to the USD was decreasing. We had a significant Euro balance in our bank account in Luxembourg in preparation for the closing of the NSN acquisition at that time.

Income Taxes Expense (Recovery)

Three Months Ended
May 31, 2013	May 31, 2012	Variance
$	$	$
92	(572)	664

        The year-over-year change in income tax expense relates primarily to the write down of the deferred tax assets associated with the impairment of certain DragonWave Networks Ltd. (formerly known as Axerra Networks Ltd) related balance sheet items. The expense in fiscal year 2014 relates to the anticipated payment of taxes in entities that provide either R&D or sales and customer support services to the rest of DragonWave and have no tax losses available.

        As at February 28, 2013, we had cumulative operating tax loss carry forwards in the following jurisdictions: Canada—$72.3 million, United States—$8.8 million, Luxembourg—$33.0 million. We also had capital loss carry forwards in the following jurisdictions: Canada—$16.3 million, United States—$36.5 million. In addition, we had $14.6 million of investment tax credits available to reduce future federal Canadian income taxes payable and $2.3 million available to reduce future provincial income taxes payable.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Liquidity and Capital Resources

        The following table sets out some of the key balance sheet metrics:

	As at May 31, 2013	As at February 28, 2013
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	22,044	22,959
Restricted cash	1,308	—
Working Capital	29,550	34,491
Long Term Assets	21,455	23,872
Long Term Liabilities	1,674	2,753
Working Capital Ratio	1.6 : 1	1.5 : 1
Days Sales Outstanding in accounts receivable	61 days	102 days
Inventory Turnover	1.9 times	2.4 times

  Cash and Cash Equivalents, Restricted Cash and Short Term Investments

        As at May 31, 2013, we had $23.4 million in cash and restricted cash (collectively "Cash"), representing a $0.4 million increase from the Cash balance at February 28, 2013. Restricted cash represents the cash required as collateral on the Company's debt facility as at May 31, 2013.

        As at May 31, 2013, we were required to have a minimum of $10.0 million held at Comerica bank.

        The following table explains the change in the Cash in the three months ended May 31, 2013.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Significant Factors affecting the change in Cash

Q1 FY2014
Net Income adjusted for Non-Cash Items	(9,129)
Change in contingent receivable	13,843
Working Capital Changes
Change in inventory	(2,635)
Change in accounts receivable	16,535
Change in other current assets	787
Change in accounts payable	(17,757)
Capital Asset Acquisitions
Purchase of intangible fixed assets—software	(224)
Purchase of new capital assets	(234)
Acquisition and Financing
Capital Lease obligation	(591)
Other	(202)

Total Changes in Cash	393
Beginning Cash Balance	22,959
Ending Cash Balance	23,352

393

        The operating losses were a significant driver in the use of cash in the first quarter of fiscal 2013.

        Following the April 10, 2013 contract amendment with NSN, we collected $13.8 million related to the continent receivable from NSN in the quarter.

        Inventory grew by $2.6 million as a result of the increased purchases of Harmony and HC+ product lines in anticipation of sales.

        As an element of the contract amendment with NSN we collected $19.4 million in accounts receivable. Offsetting this cash inflow was our payment to NSN for outstanding accounts payable in the amount of $13.9 million.

        Growth in both capital assets and intangible fixed assets has been limited with amortization of the balances exceeding any new investments.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Working Capital

Changes in working capital	February 28, 2013 to May 31, 2013
Beginning working capital balance	34,491
Cash and cash equivalents, restricted cash, and short term investments	393
Trade receivables	(16,535)
Inventory	2,536
Other current assets	(874)
Contingent receivable	(13,843)
Future income tax asset	—
Accounts payable and accrued liabilities	22,179
Debt facility	—
Deferred revenue	103
Capital lease obligation	1,361
Contingent royalty	(261)

Net change in working capital	(4,941)

Ending working capital balance	29,550

  Trade Receivables

        The trade receivables balance decreased by $16.5 million between February 28, 2013 and May 31, 2013 due to the payment by NSN of $19.4 million in receivables outstanding. This payment effectively brought the Days Sales Outstanding from 107 days at February 28, 2013 to 61 days at May 31, 2013.

        Our allowance for doubtful accounts continues to represent a small percentage of our total trade receivables outstanding (May 31, 2013—1.4%; February 28, 2013—0.7%).

        As at May 31, 2013, two customers exceeded 10% of the total receivable balance. These customer represented 47% of the trade receivables balance (February 28, 2013—one customer represented 67% of the trade receivables balance).

  Inventory

        The inventory balance increased by $2.6 million relative to the closing balance at February 28, 2013:

First Quarter FY2014
Opening Balance of Inventory	32.7
Shipments of Harmony product net of purchases	2.0
Shipments of HC+ net of purchases	0.8
Shipments of Horizon, Quantum and Airpair net of purchases	(1.1)
Increase in the number of antennas in support of a variety of platforms	0.4
Other (incl. changes to provisions and overhead/labour in inventory)	0.5

Ending Balance of Inventory	35.3

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Accounts Payable and Accrued Liabilities

        The accounts payable and accrued liabilities balance decreased by $22.2 million between February 28, 2013 and May 31, 2013. The primary driver for the decrease related to the April 10, 2013 amendment to the NSN contract which resulted in our payment to NSN of outstanding accounts payable in the amount of $13.9 million, and the reduction in the payable balance to NSN associated with the termination of the Italian services under the agreement of $13.3 million. Offsetting these reductions was the recognition of a termination fee of $8.7 million relating to the termination of the Italian services agreement.

Liquidity Discussion

        Our consolidated financial statements for the fiscal year ended May 31, 2013 have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the disbursement of liabilities in the normal course of business. We have consumed a significant amount of cash resources during the past two and a half years, mainly attributable to a reduction in sales volumes, and our acquisition and integration of the NSN microwave transport business.

        As stated in our year ended MD&A dated May 8, 2013, we have formulated a plan to return to cash flow break-even and to continue to operate as a going concern. Some of the significant assumptions and associated risks that were considered in our planning process included:

  •
  Establishing a renewed operational framework with NSN

  •
  On April 10, 2013 we announced our renewed operational framework with NSN.

  •
  Obtaining operating expense reductions from the ongoing consolidation and rationalization of our legacy business and the business acquired from NSN.

  •
  We were able to reduce our operating expenses by 27% in the first quarter of fiscal 2014 versus the three months ended February 28, 2013. We will continue to look for opportunities to further streamline and reduce our cost base.

  •
  Continuing to have access to debt under arrangements with our current lenders.

  •
  In the three months ended May 31, 2013 we revised the terms of the long term credit facility with Comerica Bank and Export Development Canada. As at May 31, 2013, this asset based credit facility was for a total of $20.0 million plus $2.5 million for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. As at May 31, 2013, we had drawn $15.0 million on the facility.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Other significant assumptions and associated risks in our plan include:

  •
  Sales growth from NSN as a result of the renewed framework;

  •
  Sales growth in the non-NSN channel business including new accounts;

  •
  Ability to improve margins to a market level;

  •
  Ability to complete the migration to new contract manufacturers;

  •
  Ability to optimize the logistical framework to reduce overhead costs related to hardware sales; and

  •
  Continued access to cash resources through the issuance of common shares or other forms of financing.

        While we believe that our assumptions are reasonable, actual events or circumstances may cause the assumptions to be incorrect and actual results may differ materially from the plan.

Commitments as at May 31, 2013

        Future minimum operating lease payments as at May 31, 2013 per fiscal year are as follows:

		Payment due by period (Figures are in thousands of U.S. Dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$5,827	$1,669	$4,158	—	—

Total	$5,827	$1,669	$4,158	—	—

        In the normal course of our business activities, we are subject to claims and legal actions. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

Outstanding Share Data

        Our common shares are listed on the Toronto Stock Exchange under the symbol DWI and on the NASDAQ under the symbol DRWI.

Balance at February 28, 2013	38,048,297

Exercise of stock options	49,610
Other	9,547

Balance at May 31, 2013	38,107,454

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is a summary of stock option activity:

	Three months ended May 31, 2013
	Options	Weighted Average Price (CAD)
Opening Balance	2,529,088	$4.89
Granted	660,500	$2.24
Exercised	(49,610)	$1.34
Forfeited	(275,961)	$5.31

Closing Balance	2,864,017	$4.30

        As at May 31, 2013, there were 38,107,454 common shares issued and outstanding and options to purchase 2,864,017 common shares granted under our stock option plan.

        As of July 3, 2013 there were 38,109,362 common shares issued and outstanding and there were 2,832,416 options outstanding under the stock option plan.

Restricted Shares & Employee Share Purchase Plan

        We launched an Employee Share Purchase Plan ("ESPP") on October 20, 2008. The plan includes provisions to allow employees to purchase Common shares. We will match the employees' contribution at a rate of 25%. During the three months ended May 31, 2013 a total of 7,638 common shares were purchased by employees at fair market value, while we issued 1,909 common shares as its matching contribution. The shares contributed by us will vest 12 months after issuance.

        The fair value of the unearned ESPP shares as at May 31, 2013 was $16 thousand (February 28, 2013—$23 thousand). The number of shares held for release, and still restricted under the plan at May 31, 2013 was 6,895 (February 28, 2013—7,760).

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Off-Balance Sheet Arrangements

(Actual Dollars)

City	Country	Lessor	Lease Expiry	Cost per Month
Roswell, Georgia	United States	A-COLONIAL 100/200 OWNER, LLC	March, 2014	$5,000
Luxembourg City	Luxembourg	FPS Offïce Center S.A.R.L.	Month to Month	$1,500
Singapore	Singapore	APBC Pte Ltd	August, 2013	$4,700
Ottawa (Warehouse & Operations at Terry Fox Drive + Office Space at 411 Legget Drive)	Canada	Kanata Research Park	November, 2016	$125,000
Shanghai	China	Caike Property (Shanghai) Co., Ltd	January, 2015	$55,404
Herzlyia	Israel	Margalin Holdings Ltd.	Nov 30, 2013	$2,289

        The leases listed above are arranged at market pricing levels in all jurisdictions and the lease periods listed above represent a commitment for the time period indicated. We are actively seeking sub-lease arrangements in a number of locations as part of our efforts to reduce costs. There can be no assurance that we will secure sub-leases or that sub-lease terms will be favourable.

        We use an outsourced manufacturing model in which most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order 90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. In some cases when a product has been purchased by a contract manufacturer but not pulled on for a build after a certain amount of time, we provide a deposit against that inventory, but do not take ownership of it.

        Our contract manufacturers currently have inventory intended for use in the production of our products, and we have purchase orders in place for raw materials and manufactured products with these contract manufacturers as well. All of this material is considered to be part of the normal production process and is expected to be fully used based on current forecasts and projections. As mentioned previously, we would be responsible for the cost of the material approved to be purchased on our behalf by our contract manufacturers should those forecasts or projections change.

Financial Instruments

        Financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, available-for-sale, loans and receivables, and other financial liabilities.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Fair Value

        The following table summarizes the carrying values of our financial instruments:

	May 31, 2013	February 28, 2013
Held-for-trading(1)	$23,552	$22,959
Loans and receivables(2)	$19,688	$51,362
Other financial liabilities(3)	$52,365	$75,690

(1)
Includes cash, cash equivalents, and restricted cash

(2)
Includes trade receivables, contingent receivables and other receivables which are financial in nature

(3)
Includes accounts payable, accrued liabilities, debt facility, contingent liabilities and lease obligations which are financial in nature

        Cash and cash equivalents, restricted cash, trade receivables, other receivables, accounts payable, accrued liabilities, debt facility, contingent liabilities and lease obligations are short term financial instruments whose fair value approximates the carrying amount. As at the consolidated balance sheet dates, there are no significant differences between the carrying values of these items and their estimated fair values. All financial instruments have been measured using Level 1 inputs with the exception of our contingent receivable and contingent liabilities which have been measured using a Level 3 input, a discounted cash flow model that values the underlying assets and liabilities based on expected timing of payments and receipts.

Interest rate risk

        Cash and cash equivalents and our debt facility which has interest rates with market rate fluctuations expose us to interest rate risk on these financial instruments. Net interest expense of $0.5 million was recognized during three months ended May 31, 2013 (three months ended May 31, 2012—Income of $29 thousand).

Credit risk

        In addition to trade receivables and other receivables, we are exposed to credit risk on our cash and cash equivalents, and restricted cash in the event that our counterparties do not meet their obligations. We do not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. We minimize credit risk on cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, we utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts. As at

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

May 31, 2013 we had no forward contracts in place. Our foreign exchange forward contracts are over-the-counter instruments. There is an active market for this instrument and, therefore, it is classified as Level 1 in the fair value hierarchy. All foreign currency gains and losses related to forward contracts are included in Foreign exchange gain (loss) in the Consolidated Statements of Operations.

        As of May 31, 2013, if the US dollar had appreciated 1% against all foreign currencies, with all other variables held constant, the impact of this foreign currency change on our foreign denominated financial instruments would have resulted in a decrease in after-tax net income of $0.2 million for the three months ended May 31, 2013 (three months ended May 31, 2013—decrease of $0.2 million), with an equal and opposite effect if the US dollar had depreciated 1 percent against all foreign currencies at May 31, 2013.

Economic Dependence

        We were dependent on two key customers with respect to revenue in the three months ended May 31, 2013. In the previous fiscal year, three customers accounted for greater than 10% of total revenue.

	Three Months Ended
	May 31, 2013	May 31, 2012
Customer A:	57%
Customer B:	12%	17%
Customer C:		10%
Customer D:		10%

Controls and Procedures

        At the end of the period covered by this MD&A (such period being the three months ended May 31, 2013), an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as at May 31, 2013 to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act and/or applicable Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's as well as in accordance with applicable Canadian securities legislation rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

        Our management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as National Instrument 52-109 of the Canadian Securities Administrators. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

financial statements for external purposes. Under the supervision and with the participation of our management, including our principal executive officer, our CEO, and principal financial officer, our CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of May 31, 2013.

        Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements filed on SEDAR on May 8, 2013, has also audited the effectiveness of our internal control over financial reporting as of February 28, 2013, as stated in their report which is included in the annual audited financial statements.

Changes in Internal Control over Financial Reporting

        During the period covered by this report, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Critical Accounting Policies and Estimates

Inventory

        Inventory is valued at the lower of cost and net realizable value ("NRV"). The cost of inventory is calculated on a standard cost basis, which approximates average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory. Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Revenue recognition

        We derive revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met.

        Our business agreements may also contain multiple elements. Accordingly, we are required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. We have determined the selling price for the undelivered items using VSOE and the delivered items using ESP.

        We generate revenue through direct sales and sales to distributors. We defer the recognition of a portion of sales to distributors based estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns; stock rotations and other known factors. During the previous fiscal year we determined that there was sufficient history on which to base our estimates and, adapted our policy accordingly.

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        We accrue estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty costs are calculated on a percentage of revenue per month based on current actual warranty costs and return experience.

        Shipping and handling costs borne by us are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        We generate revenue through royalty agreements as a result of the use of our intellectual property. Royalty revenue is recognized as it is earned.

  Advanced Replacement and Extended Warranty

        Advanced replacement and extended warranty contracts are services offered by us to our customers as an option to purchase either at the time the goods are shipped or at any time after shipment takes place. Many customers wait to purchase extended warranty coverage until their standard warranty period ends.

        Advanced replacement is a service we sell which provides to customers the benefit of having a replacement radio or modem shipped to them when a unit they own has been confirmed by us to be malfunctioning. When the customer receives the replacement radio or modem, they ship the malfunctioning unit back to us. We repair and keep the returned unit.

        Our standard warranty for customers generally varies between 12 and 39 months. Our extended warranty programs enable customers to continue to have repairs and customer support guidance beyond the standard warranty period.

  Training

        We earn a minimal portion of our total revenue from the sale of training services primarily to installation companies. Only in rare circumstances do we provide or sub-contract installation services (see below), as the customers to whom we sell microwave equipment outsource the installation to

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

specialized companies. As a result, installation training revenue is generally not sold as a bundled service because it is sold to a different customer base. Further, any training that is provided is not essential to the functionality of our product offerings, and is thus considered an insignificant deliverable to the overall arrangement and not considered a separate unit of accounting.

  Installation

        We do not offer installation services. Periodically, a customer may request that we arrange for the installation of the equipment through a third party service provider as a condition of the sale. In this case, a separate services agreement is created between us and the end-user of our equipment, and we sub-contract the installation to a qualified installer. Evidence that the revenue associated with the installation service represents the fair value of the offering is provided by the sub-contracted value of the installation.

        The revenue recognition concepts highlighted above have not changed as a result of our acquisition of the NSN microwave transport business. Shipping terms through the NSN OEM sales channel follow the Incoterms used by our other customers and do not include acceptance criteria.

Research and development

        Our research costs are expensed as incurred. Our development costs other than property and equipment are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. We provide a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the assets will not be realized.

        We determine whether it is more likely than not that an uncertain tax position will be sustained upon examination by the tax authorities. The tax benefit of any uncertain tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon successful resolution. To the extent a full benefit is not expected to be realized, an income tax liability is effectively established. We recognize accrued interest and penalties on unrecognized tax benefits as interest expense.

        We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on our financial position and results of operations.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

ACCOUNTING POLICIES ADOPTED IN THE CURRENT FISCAL YEAR

Disclosures about Offsetting Assets and Liabilities

        In December 2011, the FASB issued ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities," which creates new disclosure requirements about the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards. The adoption did not have an impact on our consolidated financial statements.

Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities

        In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"), which clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with ASU Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The adoption did not have an impact on our consolidated financial statements.

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

        In February 2013, the FASB issued ASU 2013-02, Topic 220—Comprehensive Income: Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income ("ASU 2013-02"). ASU 2013-02 changes the presentation requirements of significant reclassifications out of accumulated other comprehensive income in their entirety and their corresponding effect on net income. For other significant amounts that are not required to be reclassified in their entirety, the standard requires the company to cross-reference to related footnote disclosures. ASU 2013-02 became effective for the company on March 1, 2013. The adoption did not have an impact on our consolidated financial statements.

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  Exhibit 99.3